SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

MONAKER GROUP, INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.00001 PER SHARE

(Title of Class of Securities)

609011101

(CUSIP Number)

May 15, 2015

 (Date of Event Which Requires Filing this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 609011101	13G	Page 2 of 5

1	Name of Reporting Persons Mark A. Wilton
2	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization United States Citizen
Number of Shares Beneficially Owned by Each Reporting Person with:	5	Sole Voting Power -0-
	6	Shared Voting Power 2,293,483[1]
	7	Sole Dispositive Power 2,293,483
	8	Shared Dispositive Power -0-
9	Aggregate Amount Beneficially Owned by Each Reporting Person 2,293,483
10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions) ☐
11	Percent of Class Represented by Amount in Row 9 13.1%
12	Type of Reporting Person (see instructions) IN

____________________

1 On August 24, 2017, and effective on August 22, 2017, Monaker Group, Inc. (the “Company”), entered into a Debt Conversion and Voting Agreement with Mr. Mark A. Wilton (the “Debt Conversion Agreement”). The Debt Conversion Agreement, requires, among other things, Mr. Wilton (a) to vote (and provided William Kerby, the Company’s Chief Executive Officer, and any other individual who is designated by the Company in the future, a proxy to vote), all of the voting shares held by Mr. Wilton, in favor of any proposals recommended by the Board of Directors of the Company, and (b) to not transfer any of the voting shares which he held, subject to certain exceptions, until the earlier of August 22, 2020 and the date the Company provides Mr. Wilton notice of the termination of such voting proxy.

CUSIP No. 609011101	13G	Page 3 of 5

Item 1(a)	Name of Issuer.

Monaker Group, Inc.

Item 1(b)	Address of Issuer’s Principal Executive Offices.

2690 Weston Road, Suite 200
Weston, Florida 33331

Item 2(a)	Name of Person Filing.

Mr. Mark A. Wilton

Item 2(b)	Address of Principal Business Office, or, if none, Residence.

209 N. Birch Road, Unit 1600
Fort Lauderdale, FL 33301

Item 2(c)	Citizenship or Place of Organization.

Mr. Mark A. Wilton is a U.S. citizen.

Item 2(d)	Title of Class of Securities.

Common stock, $0.00001 par value per share (the “Common Stock”).

Item 2(e)	CUSIP Number.

609011101

Item 3	Reporting Person.

If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

(a) ☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b) ☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c) ☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d) ☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);

(e) ☐ An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f) ☐ An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g) ☐ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h) ☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) ☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

CUSIP No. 609011101	13G	Page 4 of 5

(j) ☐ A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k) ☐ Group, in accordance with § 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____

Item 4(a) Ownership.	Amount Beneficially Owned

See Item 9 on the cover pages hereto.

Item 4(b) Ownership.	Percent of Class

See Item 11 on the cover pages hereto.

Item 4(c) Ownership.	Number of shares as to which each Reporting Person has:

(i) sole power to vote or direct the vote:

See Item 5 on the cover pages hereto.

(ii) shared power to vote or direct the vote:

See Item 6 on the cover pages hereto.

(iii) sole power to dispose or to direct the disposition:

See Item 7 on the cover pages hereto.

(iv) shared power to dispose or to direct the disposition:

See Item 8 on the cover pages hereto.

Item 5	Ownership of Five Percent or Less of a Class.

Inapplicable.

Item 6	Ownership of More Than Five Percent on Behalf of Another Person.

Inapplicable.

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported On by the Parent Holding Company.

Inapplicable.

Item 8	Identification and Classification of Members of the Group.

Inapplicable.

Item 9	Notice of Dissolution of Group.

Inapplicable.

Item 10	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

CUSIP No. 609011101	13G	Page 5 of 5

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:   October 2, 2017

/s/ Mark A. Wilton Mark A. Wilton

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.